PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
		2013	2012	2013	2012
	Notes
		$	$	$	$

Revenue	6	53,793	38,277	152,589	139,342

Operating expenses		(21,316)	(19,021)	(64,592)	(56,167)
Depreciation and depletion	8	(9,517)	(6,169)	(25,738)	(21,257)
Total cost of sales		(30,833)	(25,190)	(90,330)	(77,424)

Earnings from mine operations		22,960	13,087	62,259	61,918
General and administrative expenses		(7,086)	(9,407)	(16,789)	(18,939)

Earnings from operations		15,874	3,680	45,470	42,979
Other expense	16	(591)	(282)	(6,673)	(713)
Foreign exchange (loss) gain		(256)	98	(966)	302
Finance income		62	188	213	1,020
Finance expense		44	(279)	(880)	(2,118)
Share of equity-accounted results	2	(93)	-	(93)	-
Gain on derivative contracts		-	721	-	524

Earnings before income taxes		15,040	4,126	37,071	41,994

Income tax (expense) recovery	7	(4,960)	7,460	(5,426)	6,314

Net income for the period		10,080	11,586	31,645	48,308

Other comprehensive income
Exchange differences on
translation of foreign operations		(35)	91	(3,825)	189
Total comprehensive income for the period		10,045	11,677	27,820	48,497

Basic income per share		0.09	0.12	0.30	0.54
Diluted income per share		0.09	0.12	0.30	0.54

Weighted average number of common shares outstanding
Basic	11 (a)	115,545,882	93,203,449	106,082,035	89,709,072
Diluted	11 (a)	115,782,134	93,365,106	106,491,469	89,764,808

See accompanying notes to the consolidated financial statements.	1

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)
(Unaudited)
		September 30,	December 31,
	Notes	2013	2012
		$	$

Assets
Current assets
Cash		125,709	139,244
Trade and other receivables		5,875	3,792
Taxes receivable		9,168	5,914
Prepaid expenses		8,673	4,607
Inventories		11,714	11,044
Total current assets		161,139	164,601

Non-current assets
Mining interests	8	612,798	496,132
Equity investment	2	1,184	-
Deferred tax asset	7 (b)	8,762	9,773
Total assets		783,883	670,506

Liabilities
Current liabilities
Trade and other payables	11 (e) (i)	29,060	36,520
Taxes payable		2,142	2,209
Current portion of decommissioning liability		2,130	2,182
Current portion of long-term debt	10	5,000	12,786
Total current liabilities		38,332	53,697

Non-current liabilities
Taxes payable		9,570	6,055
Decommissioning liability		6,583	6,101
Long-term debt	10	27,214	27,214
Other long-term liabilities	11 (e) (i)	6,025	5,701
Total liabilities		87,724	98,768

Equity
Share capital	11 (a), (b)	553,303	456,734
Warrant reserve	11 (d)	34,237	34,237
Share-based payment reserve	11 (c), (e)(ii)	15,152	15,120
Foreign currency translation reserve		(4,889)	(1,064)
Retained earnings		98,356	66,711
Total equity		696,159	571,738
Total liabilities and equity		783,883	670,506

Commitments and contingencies (Note 18)

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

						Foreign
					Share-based	currency
		Share capital		Warrant	payment	translation	Retained
	Notes	Shares	Amount	reserve	reserve	reserve	Earnings	Total Equity
			$	$	$	$	$	$

Balance, January 1, 2012 (as restated)		88,259,831	423,250	34,237	14,645	(1,450)	17,158	487,840
Shares issued for
Conversion of debt	10	8,422,460	30,000					30,000
Foreign currency translation		-	-	-	-	189	-	189
Share-based payment	11 (c)	-	-	-	1,346	-	-	1,346
Net income		-	-	-	-	-	48,308	48,308
Balance, September 30, 2012		96,682,291	453,250	34,237	15,991	(1,261)	65,466	567,683
Shares issued for
Exercise of stock options	11 (c)	523,331	3,484	-	(952)	-	-	2,532
Foreign currency translation		-	-	-	-	197	-	197
Share-based payment	11 (c)	-	-	-	81	-	-	81
Net income		-	-	-	-	-	1,245	1,245
Balance, December 31, 2012		97,205,622	456,734	34,237	15,120	(1,064)	66,711	571,738
Shares issued for
Acquisition of Cerro Resources NL		17,983,956	93,337	-	759	-	-	94,096
Exercise of stock options	11 (c)	495,000	3,232	-	(1,316)	-	-	1,916
Foreign currency translation		-	-	-	-	(3,825)	-	(3,825)
Share-based payment	11 (c), (e)(ii)	-	-	-	589	-	-	589
Net income		-	-	-	-	-	31,645	31,645
Balance, September 30, 2013		115,684,578	553,303	34,237	15,152	(4,889)	98,356	696,159

Total comprehensive income was $10,045 and $27,820 for the three and nine months ended September 30, 2013 (September 30, 2012 - $11,677 and $48,497)

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012
(In thousands Of United States dollars)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2013	2012	2013	2012

Operating activities
Earnings before income taxes		15,040	4,126	37,071	41,994
Adjustments for:
Depreciation and depletion	8	9,517	6,169	25,738	21,257
Payments relating to decomissioning liability		-	-	(52)	-
Share-based payments - stock option plan	11 (c)	54	221	162	1,448
Share-based payments - Phantom Share Unit Plan	11 (e)	3,872	6,787	6,031	8,274
Payments made under the Phantom Share Unit Plan	11 (e)	(7,099)	-	(12,886)	(371)
Gain on derivative asset		-	(721)	-	(524)
Cash paid for derivative contracts (net of sales proceeds)		-	(295)	-	(295)
Unrealized loss on equity accounted investment		93		93
Assets written off		-	87	165	414
Unrealized foreign exchange (gain) loss		(84)	(556)	830	(893)
Taxes paid		(361)	(461)	(884)	(1,532)
Other adjustments
Finance income (disclosed in investing activities)		(62)	(188)	(213)	(1,020)
Finance expense		(44)	279	880	2,118
Cash provided by operating activities before working capital changes		20,926	15,448	56,935	70,870
Changes in non-cash working capital	12	(5,144)	497	(13,330)	14,671
Cash provided by operating activities		15,782	15,945	43,605	85,541

Investing activities
Acquisition of Cerro Resources NL		-	-	(3,372)	-
Equity investments		-	-	(1,062)	-
Expenditures on mining interests	8	(21,533)	(7,208)	(46,255)	(22,653)
Interest received		62	188	213	1,020
Cash used in investing activities		(21,471)	(7,020)	(50,476)	(21,633)

Financing activities
Repayment of debt	10	-	-	(7,786)	(5,000)
Proceeds on exercise of options	11 (c)	1,006	-	1,916	-
Interest paid		-	(1,908)	-	(6,314)
Cash provided by (used in) financing activites		1,006	(1,908)	(5,870)	(11,314)

Effect of foreign exchange rate changes on cash		2	380	(794)	(225)

(Decrease) increase in cash		(4,681)	7,397	(13,535)	52,369
Cash, beginning of period		130,390	125,733	139,244	80,761
Cash, end of period		125,709	133,130	125,709	133,130

Supplemental cash flow information (Note 12)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on the Toronto, New York and Australian Stock Exchanges; Primero has no parent company (Note 19).

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties.

The Company owns one producing property, the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, a 69.2% interest (Note 19) in one project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango state, Mexico. Primero currently has two reportable operating segments: the San Dimas Mine (which currently includes the Ventanas property) and the Cerro del Gallo project.

2.	Acquisition of Cerro Resources NL

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement (the "Arrangement") under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% ownership of the feasibility stage Cerro Del Gallo project, a gold-silver-copper deposit located in the state of Guanajuato, Mexico.

Under the terms of the Arrangement, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited ("Santana"). Santana assumed Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, which is held by the Company as an equity accounted investment. It has been determined significant influence exists due to Primero’s 25% representation on the Santana Board of Directors. As such, the Company records its share of Santana’s quarterly profit or loss, and adjusts the carrying value of the investment accordingly. There are currently no transactions between the Company and Santana. The initial value assigned to the Company’s interest in Santana was based on 19.99% of Santana’s total market capitalization.

After the spinout of Santana, Cerro’s only asset was its interest in the Cerro del Gallo project. The Company determined that the Cerro del Gallo project was not a business and therefore it accounted for the acquisition as an asset acquisition rather than a business combination. The following table summarizes the fair value of the consideration transferred to Cerro shareholders, including transaction costs, and the amounts of identified assets acquired and liabilities assumed:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Purchase price	$
Shares	93,337
Stock options	759
Cash	2,782
Transaction costs	890
97,768

Net assets acquired:	$
Cash	300
Working capital and other	(2,794)
Property and equipment	410
Mineral property	99,852
97,768

3.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2013 based on current standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements for the year ended December 31, 2012, except for new accounting policies described in Note 4.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2012.

These condensed consolidated interim financial statements have been prepared on a historical cost basis.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 5, 2013.

The preparation of the condensed consolidated interim financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the condensed consolidated interim financial statements. If in future such estimates, judgments and assumptions, which are based on management’s best judgment at the date of the condensed consolidated interim financial statements, deviate from actual circumstances, the original estimates, judgments and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at September 30, 2013 and the results of its operations and cash flows for the three and nine months then ended have been made. The interim results are not necessarily indicative of results for a full year.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(a)	Basis of consolidation

These condensed consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are wholly owned are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Cerro Resources NL (“Cerro”), Silver Trading (Barbados) Limited (“Silver Trading”) and Primero Mining Luxembourg S.a.r.l. The Company also owns 69.2% of the entity which owns the Cerro de Gallo project.

(b)	Functional and presentation currency

The functional currency of Primero Empresa Minera, S.A. de C.V, Silver Trading, and certain subsidiaries of Cerro is the U.S. dollar. The functional currency of the other subsidiaries of Cerro is the Australian dollar. The functional currency of Primero Mining Luxembourg S.a.r.l is the Mexican peso. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar.

The presentation currency of the Company is the U.S. dollar. The results of the Canadian parent company, Cerro, and Primero Mining Luxembourg S.a.r.l are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within other comprehensive income (“OCI”); there is no tax impact of this translation.

(c)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include:

(i)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

(ii)	the recoverable mineralization and related depreciation and depletion of mining interests;

(iii)

the proven and probable mineral reserves and resources, as well as exploration potential associated with the mining properties, the expected economic life of the mining properties, the future operating results and net cash flows from the mining properties and the recoverability of the mining properties;

(iv)	asset carrying values and impairment charges;

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(v)	the expected costs of reclamation and closure cost obligations;

(vi)	the assumptions used in accounting for share-based payments; and

(vii)	the provision for income and mining taxes including expected recovery and periods of reversals of timing differences and composition of deferred income and mining tax assets and liabilities.

Significant judgments used in the preparation of these financial statements include:

(i)	the continuation of Mexican tax laws relative to the APA ruling (Note 7 (b)) and the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver;

(ii)	accounting and presentation relating to the agreement to sell silver to Silver Wheaton Caymans (Note 5) assumed upon the Company’s acquisition of the San Dimas Mine;

(iii)	the componentization of buildings, plant and equipment, and the useful lives and related depreciation of these assets;

(iv)	the useful lives and related depletion of mining properties and leases;

(v)	the grouping of the San Dimas and Cerro de Gallo assets into Cash Generating Units (“CGU”) and the determination that the Company has two CGUs;

(vi)	the functional currency of the entities within the consolidated group; and

(vii)	The determination that the acquisition of Cerro was an asset acquisition rather than a business combination.

Actual results may differ from these estimates and judgments as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, and could potentially have material effects on the Company’s’ consolidated financial statements. Revisions to estimates and judgments and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

4.	Changes in accounting policies and future accounting pronouncements

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the Consolidated Statement of Operations from those that will not be reclassified. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation- Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights.

The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011).

The Company adopted IFRS 11 on January 1, 2013 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period. The Company accounts for its investment in the entity which owns the Cerro del Gallo project as a joint operation.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. With the acquisition of Cerro on May 22, 2013, the Company acquired a 69.2% interest in the Cerro del Gallo project, which is planned to be an open pit mine. The Company will apply the provisions of IFRIC 20 to the Cerro del Gallo project and develop a policy for allocation of costs once stripping activity begins.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

5.	Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume the agreement, with amendments, when it acquired the San Dimas Mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 3 (c)).

6.	Revenue

Revenue is comprised of the following sales:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	$	$	$	$

Gold	40,484	28,150	116,623	106,793
Silver (Note 5)	13,309	10,127	35,966	32,549
	53,793	38,277	152,589	139,342

As described in Note 5, for the first four years post-acquisition of the San Dimas Mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The Company sold 395,570 ounces and 999,046 ounces of silver, respectively, at market prices during the three and nine months ended September 30, 2013 (2012 - 246,229 ounces and 716,229 ounces).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

7.	Income taxes

	(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax (expense) recovery presented in these financial statements:

	Three months ended September		Nine months ended September
		30,		30,
	2013	2012	2013	2012

	$	$	$	$

Income before income taxes	15,040	4,126	37,071	41,994

Canadian federal and provincial income tax rate	25.75%	25.00%	25.75%	25.00%

Expected income tax expense	(3,873)	(1,031)	(9,546)	(10,498)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(2,923)	(21)	(3,495)	(1,802)
Share-based payments	(21)	94	133	(407)
Amounts allowable for tax purposes	4,557	3,881	11,041	10,244
Impact of Mexican inflation on tax values	(497)	(1,588)	3,646	3,139
Impact of foreign exchange	(197)	1,243	(439)	1,270
Impact of foreign exchange on deferred income tax assets and liabilities	(279)	8,527	(457)	11,666
Withholding taxes on intercompany interest	(1,193)	(1,440)	(3,589)	(3,771)
Benefit of tax losses not recognized	(534)	(2,205)	(2,720)	(3,527)
Income tax (expense) recovery	(4,960)	7,460	(5,426)	6,314

Income tax (expense) recovery is represented by:
Current income tax expense	(187)	(369)	(360)	(382)
Deferred income tax (expense) recovery	(4,773)	7,829	(5,066)	6,696
Net income tax (expense) recovery	(4,960)	7,460	(5,426)	6,314

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	The significant components of the Company’s net deferred tax asset are as follows:

	September 30,	December 31,
	2013	2012

	$	$

Non-capital losses and other future deductions	11,628	13,847
Decommissioning liability to be recovered	1,032	904
Other	5,900	4,464
Deferred tax asset	18,560	19,215

Mineral property, plant and equipment	(9,798)	(9,442)
Deferred tax liability	(9,798)	(9,442)

Net deferred tax asset	8,762	9,773

On October 17, 2011 the Company’s Mexican subsidiary filed an application for an advance pricing agreement (“APA”) with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas Mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas Mine.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and		Plant,	Construction
	properties	evaluation	Land and	equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2012	416,465	-	50,562	53,416	2,408	1,637	524,488
At December 31, 2012	443,034	-	51,206	58,403	8,299	1,909	562,851
At September 30, 2013	455,018	95,462	52,535	65,442	34,740	2,493	705,690

Depreciation and depletion

At January 1, 2012	26,364	-	2,871	8,408	-	421	38,064
At December 31, 2012	45,229	-	5,144	15,520	-	826	66,719
At September 30, 2013	63,158	-	6,872	21,514	-	1,348	92,892

Carrying value

At January 1, 2012	390,101	-	47,691	45,008	2,408	1,216	486,424
At December 31, 2012	397,805	-	46,062	42,883	8,299	1,083	496,132
At September 30, 2013	391,860	95,462	45,663	43,928	34,740	1,145	612,798

All property and assets related to the San Dimas Mine are pledged as security for the Company’s obligations under the silver purchase agreement and promissory note entered into upon the acquisition of the San Dimas Mine (Notes 5 and 10). In addition, the Company’s interest in the Cerro de Gallo project is pledged as security for its obligations under the promissory note.

Depreciation and depletion expense for the three and nine months ended September 30, 2013 was $9.9 million and $26.2 million respectively (2012 - $6.3 million and $21.4 million), of which $0.4 million and $0.5 million represent the change in the inventories balance in the three and nine months ended September 30, 2013 (2012 - $0.1 million and $0.1 million). Borrowing costs of $0.7 million and $1.2 million were capitalized to mining interests during the three and nine months ended September 30, 2013 (2012 - $0.7 million and $1.1 million) at a weighted average borrowing rate of 6% (2012 – 4.90%).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	Inventories

	September 30,	December 31,
	2013	2012
	$	$

Supplies	5,402	4,929
Finished goods	4,259	3,759
Work-in-progress	2,053	2,356
	11,714	11,044

10.	Current and long-term debt

	September 30,	December 31,
	2013	2012
	$	$

Promissory note	32,214	40,000
	32,214	40,000
Less: Current portion of debt	(5,000)	(12,786)
Long-term debt	27,214	27,214

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The convertible note was fully repaid in August 2012 through the issuance of 8,422,460 Primero common shares.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013.

11.	Share capital

	(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

	2013	2012
Common shares issued and fully paid

At January 1	97,205,622	88,259,831
Issued during three month period (Note 11 (b))	230,000	-
At March 31	97,435,622	88,259,831
Issued during three month period (Note 11 (b))	17,998,956	-
At June 30	115,434,578	88,259,831
Issued during three month period (Note 11(b))	250,000	8,422,460
At September 30	115,684,578	96,682,291

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Weighted average number of common shares - basic	115,545,882	93,203,449	106,082,035	89,709,072
Potentially dilutive options (i)	236,252	161,657	409,434	55,736
Weighted average number of common shares - diluted	115,782,134	93,365,106	106,491,469	89,764,808

(i) Calculated using the treasury buy-back method

The following table lists the equity securities whose exercise price exceeded the Company’s average market price in the period, and therefore were anti-dilutive in nature:

	Three months ended September		Nine months ended September
	30,		30,
	2013	2012	2013	2012

Stock options	7,436,240	7,549,490	5,791,240	7,907,823
Warrants	20,800,000	20,800,000	20,800,000	20,800,000

(b)	Common shares issuance

	(i)	During the nine months ended ended September 30 2013, the Company issued 495,000 common shares upon the exercise of stock options.

	(ii)	On May 22, 2013, the Company issued 17,983,956 common shares as consideration for the acquisition of all issued and outstanding common shares of Cerro (Note 2).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one ordinary share of the Company upon exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

As at September 30, 2013, the following stock options were outstanding and exercisable:

		Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

December 3, 2013	46,000	6.52	0.2	46,000	6.52	0.2
July 9, 2014	10,000	2.70	0.7	10,000	2.70	0.7
September 8, 2014	28,750	5.22	0.9	28,750	5.22	0.9
November 14, 2014	34,500	8.70	1.1	34,500	8.70	1.1
December 3, 2014	46,000	8.70	1.2	46,000	8.70	1.2
December 31, 2014	155,250	7.39	1.2	155,250	7.39	1.2
August 6, 2015	4,609,490	6.00	1.8	4,609,490	6.00	1.8
August 25, 2015	1,645,000	5.26	1.9	1,645,000	5.26	1.9
November 3, 2015	230,000	7.53	2.1	230,000	7.53	2.1
November 3, 2015	230,000	8.70	2.1	230,000	8.70	2.1
November 12, 2015	380,000	6.43	2.1	380,000	6.43	2.1
November 8, 2016	300,000	3.47	3.1	100,000	3.47	3.1
March 31, 2017	75,000	2.60	3.4	25,000	2.60	3.4
November 12, 2017	60,000	6.74	4.0	-	-	-
July 9, 2019	160,000	2.70	5.7	160,000	2.70	5.7
	8,009,990	5.85	2.0	7,699,990	5.93	2.0

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a continuity schedule of the options outstanding for the period:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2012	8,574,490	5.54
Exercised	(523,331)	5.12
Granted	135,000	4.44
Cancelled	(35,000)	4.20
Forfeited	(346,669)	5.21
Outstanding at December 31, 2012	7,804,490	5.57
Issued	866,525	7.92
Exercised	(495,000)	4.38
Forfeited	(70,000)	6.43
Expired	(96,025)	8.70
Outstanding at September 30, 2013	8,009,990	5.85

The fair value of options granted was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. The 866,525 options granted in 2013 were issued to the former option holders of Cerro, pursuant to the terms of the Arrangement (Note 2). Other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i) value	assigned

May 22, 2013	96,025	0.3	8.70	1.03	49	0.03
May 22, 2013	46,000	0.5	6.52	1.03	44	0.33
May 22, 2013	28,750	1.3	5.22	1.03	54	1.39
May 22, 2013	34,500	1.5	8.70	1.03	54	0.62
May 22, 2013	46,000	1.5	8.70	1.03	54	0.64
May 22, 2013	155,250	1.6	7.39	1.03	54	0.90
May 22, 2013	230,000	2.5	7.53	1.03	55	1.27
May 22, 2013	230,000	2.5	8.70	1.03	55	1.06
	866,525

(i)

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the option. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(d)	Warrants

As at September 30, 2013 and December 31, 2012, the Company had 20.8 million warrants outstanding which are exercisable to purchase 20.8 million common shares at a price of Cdn $8.00 until July 20, 2015.

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. This value is assigned to the warrant reserve within equity in the consolidated balance sheet.

(e)	Phantom share unit plans

i)

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the volume weighted average price per common share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

The Company issued nil and 814,851 units under the PSUP during the three and nine months ended September 30, 2013 (2012 – 9,026 and 2,578,395 units), and 185,483 units under the Directors PSUP (2012 – 115,384 units). As at September 30, 2013, the Company had 2,733,304 units outstanding under the PSUP with vesting dates between November 8, 2013 and February 25, 2016. These units will be paid out in cash between November 9, 2013 and December 31, 2016. Also outstanding at September 30, 2013 were 262,407 units under the Directors PSUP, which vest and shall be paid in cash or shares between December 1, 2013 and December 31, 2015.

All of these units have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations and comprehensive income for the three and nine months ended September 30, 2013 in relation to the PSUP and the Directors PSUP was $3.6 million and $5.6 million (2012 - $6.8 million and $8.3 million). The total liability recognized at September 30, 2013 in respect of the PSUP and the Directors PSUP was $9.0 million (December 31, 2012 - $16.9 million), of which $5.5 million (December 31, 2012 - $12.9 million) is classified as a current liability, reported within trade and other payables, with the remaining $3.5 million (December 31, 2012 - $4.0 million) classified as a long-term liability, reported within other long-term liabilities.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the units as at September 30, 2013 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of	Remaining	Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

February 27, 2011	95,666	0.4	0.00	1.19	53	5.61
M ay 19, 2011	32,503	0.6	0.00	1.19	51	5.61
November 8, 2011	66,667	0.1	0.00	1.19	49	5.61
March3 1, 2012	1,568,073	0.5	0.00	1.19	54	5.61
March 31, 2012	76,924	0.2	0.00	1.19	51	5.61
May 25th, 2012	62,821	0.6	0.00	1.19	51	5.61
August 3, 2012	6,017	0.8	0.00	1.19	48	5.61
November 12, 2012	86,706	1.1	0.00	1.19	56	5.61
February 25, 2013	814,851	1.4	0.00	1.19	56	5.61
March 28, 2013	168,667	1.2	0.00	1.19	55	5.61
June 26, 2013	16,816	1.2	0.00	1.19	55	5.61
	2,995,711

(i)	Volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the unit.

ii)

On May 8, 2013 the Company’s shareholders approved the establishment of the 2013 PSU plan (“2013 PSUP”). A person holding PSUs issued under this plan is entitled to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of PSUs (subject to the total number of common shares issuable at any time under the PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and equity. The choice of settlement is solely at the Company`s discretion.

During the three and nine months ended September 30, 2013, the Company issued 89,845 and 401,017 2013 PSUP units, respectively (2012 – nil). As at September 30, 2013, the Company had 401,017 units outstanding under the 2013 PSUP with vesting dates between May 10, 2014 and August 12, 2016. These units will be paid out in cash or shares, at the Company`s discretion, between May 11, 2014 and December 31, 2016.

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income for the three and nine months ended September 30, 2013 in relation to the 2013 PSUP was $0.3 million and $0.4 million.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$

Trade and other receivables	(1,702)	931	(5,114)	3,983
Taxes receivable	3,008	711	(1,854)	11,957
Prepaid expenses	697	(1,205)	(4,055)	(1,030)
Inventories	(676)	(892)	(368)	332
Trade and other payables	(6,012)	2,391	(1,632)	(1,207)
Taxes payable	(459)	(1,439)	(307)	636
	(5,144)	497	(13,330)	14,671

13.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and nine months ended September 30, 2013. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund future production at the San Dimas Mine, development of the Cerro del Gallo project and potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 10).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note (Note 10), the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and up to $5 million per year on account of acquisition opportunities.

14.	Financial instruments

The Company’s financial instruments at September 30, 2013 consist of cash, trade and other receivables, trade and other payables, and debt.

At September 30, 2013 the carrying amounts of cash, trade and other receivables, trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the promissory note upon initial recognition was considered to be its face value and the promissory note has subsequently been carried at amortized cost. At September 30, 2013, the fair value of the promissory note was $33.9 million using a discounted future cash-flow analysis.

15.	Related party transactions

Transactions with Goldcorp Inc.

At September 30, 2013, Goldcorp owned approximately 27% of the Company’s common shares. The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp (Note 10). Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note. In addition, DMSL owns 30.8% of the entity which owns the Cerro de Gallo project.

During the three and nine months ended September 30, 2013, $0.1 million and $0.3 million (2012 - $0.6 million and $2.2 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at September 30, 2013, the Company had an amount payable of $2.5 million owing to DMSL (December 31, 2012 - $2.3 million). As at September 30, 2013, the Company had an amount receivable from Goldcorp Inc. of $nil (December 31, 2012 - $0.3 million).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

16.	Social security payments

When Primero acquired the San Dimas Mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine, Primero continued to provide social security benefits to its Mexican employees.

The Company was in talks with the IMSS authority for about two years and the recent change in federal government brought matters to a conclusion. The outcome was that effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company is paying social security premiums on their behalf. In addition, on July 23, 2013, the IMSS authority notified the Company that it would be assessed $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010. Consequently the Company accrued $6.9 million in its financial statements as at June 30, 2013. The amount that relates to 2013 ($1.4 million) has been charged to operating expenses while the amount that relates to 2012 and earlier years ($5.5 million) has been charged to other expenses in the statement of operations. The Company fully paid the accrued liability in August 2013.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

17.	Segmented information

The Company operates in one geographic area. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

in thousands of US dollars
	September 30, 2013				December 31, 2012
	San Dimas	Cerro Del Gallo	Corporate	Total	San Dimas	Cerro Del Gallo	Corporate	Total

Assets	673,207	98,905	11,771	783,883	653,393	-	17,113	670,506
Liabilities	64,840	1,392	21,492	87,724	67,910	-	30,858	98,768

	Three Months ended
	September 30, 2013				September 30, 2012
	San Dimas	Cerro Del Gallo	Corporate	Total	San Dimas	Cerro Del Gallo	Corporate	Total
Revenues	53,793	-	-	53,793	38,277	-	-	38,277
Earnings (loss)	23,359	(82)	(13,197)	10,080	25,824	-	(14,238)	11,586

	Nine Months ended
	September 30, 2013				September 30, 2012
	San Dimas	Cerro Del Gallo	Corporate	Total	San Dimas	Cerro Del Gallo	Corporate	Total
Revenues	152,589	-	-	152,589	139,342	-	-	139,342
Earnings (loss)	55,179	(82)	(23,452)	31,645	71,520	-	(23,212)	48,308

18.	Commitments and contingencies

(a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Four of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Three of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

There has been no material change in this contingency during the three and nine months ended September 30, 2013.

(b)	As at September 30 2013, the Company had entered into commitments to purchase plant and equipment totaling $12.3 million (December 31, 2012 - $3.7 million).

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

19.	Subsequent events

(a)

On October 14, 2013, the Company announced that ASX Limited approved the Company’s request for its removal from the official list of the Australian Securities Exchange. The Company's decision was based on the low volume of trading of its CHESS Depositary Interests ("CDIs") on the ASX compared to common shares on the TSX and NYSE. Since listing on the ASX in May 2013, the CDIs held on the Australian register have declined from approximately 14% of the Company’s total issued share capital to less than 7% as at October 1, 2013. As a result, the Company determined that sustaining the administrative and compliance costs of an ASX listing was not in the interests of Primero and all of its shareholders. The date on which the Company will be removed from the official list will be December 30, 2013.

(b)

The Company has entered into a binding letter of intent with a subsidiary of Goldcorp Inc. to acquire the remaining 30.8% interest in the Cerro del Gallo project. The closing date for the acquisition (the “Closing Date”) is expected to be before December 31, 2013. The consideration comprises an upfront payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the Phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before the fifth anniversary of the Closing Date and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than the fifth anniversary of the closing date; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct a carbon-in- leach mill for Phase II, and $5 million if the date of the Second Contingent Payment occurs before the fifth anniversary of the Closing Date and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than the fifth anniversary of the closing date.